Exhibit 99.14

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

Gold X2 Mining Inc. (the “Company”)

450 Commerce Place, 400 Burrard Street

Vancouver, British Columbia V6C 3A6

ITEM 2.	DATE OF MATERIAL CHANGE

September 2, 2025

ITEM 3.	NEWS RELEASE

Issued on September 2, 2025 and distributed through the facilities of Newsfile Corp.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Effective September 2, 2025, the Company changed its name from “Goldshore Resources Inc.” to “Gold X2 Mining Inc.” and changed its trading symbol on the TSX Venture Exchange (the “TSXV”) to “AUXX”.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Effective September 2, 2025, the Company changed its name from "Goldshore Resources Inc." to "Gold X2 Mining Inc." and changed its trading symbol on the TSXV to “AUXX”.

The new CUSIP for the Company's common shares is 38076G103 and the new ISIN number is CA38076G1037. The Company’s common shares began trading under the Company’s new name and ticker symbol at the opening of trading on September 4, 2025.

ITEM 5.2	DISCLOSURE FOR RESTRUCTING TRANSACTION

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Michael Henrichsen

President, Chief Executive Officer and Director

E: mhenrichsen@goldshoreresources.com

T: +1-604-404-4335

ITEM 9.	DATE OF REPORT

September 4, 2025